Exhibit 2

REPORT OF THE BOARD OF DIRECTORS TO SHAREHOLDERS

OF GENTIUM S.P.A. REGARDING

ORDINARY SHAREHOLDERS’ MEETING

Dear Shareholders and Holders of American Depositary Shares of Gentium S.p.A. (the “Company”):

Subject to and conditioned upon the Offer Closing, as defined in the tender offer agreement entered into between the Company, Jazz Pharmaceuticals Public Limited Company and its wholly owned subsidiary Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) on December 19, 2013 (the “Tender Offer Agreement”), and subject to the directors’ resignation becoming effective, an Ordinary Shareholders’ Meeting of the Company has been called in order to (i) release the directors and statutory auditors and (ii) appoint the new members of the Company’s corporate bodies to fill the vacancies created by the resigning members and any related and consequent resolutions.

The “first call” for this meeting is February 24, 2014 at 10:00 a.m., Italian time, at the registered office of the Company at Villa Guardia (Como), Piazza XX Settembre no. 2. Should a quorum not be met on the first call (i.e. attendance by shareholders and holders of American Depositary Shares (“ADSs”) representing at least half of the outstanding shares of common stock and ADSs of the Company), a “second call” for this meeting will be on February 25, 2014 at the same time and place. There is no quorum requirement at the second call.

Holders of the Company’s ADSs of record as of January 27, 2014 will be able to instruct The Bank of New York, the Company’s depositary of the shares of common stock representing the ADSs, to vote those shares at the ordinary shareholders’ meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Bank of New York will vote its shares pursuant to the instructions it receives from the holders of ADSs at either the first call or the second call, as the case may be. The affirmative vote of the majority of the shareholders and holders of ADSs of the Company present at either the first call (if a quorum is met on first call), or the second call (if a quorum is not met on first call), is required to approve any resolution proposed at and to be resolved upon by the Ordinary Shareholders’ Meeting.

The Board of Directors recommends that you vote in favor of each of the following matters.

1.	Release the directors and statutory auditors

In connection with the execution of the Tender Offer Agreement and in each case subject to the occurrence of the Offer Closing (as defined in the Tender Offer Agreement), (i) Dr. Khalid Islam (Chairman of the Board of Directors), Dr. Laura Ferro, and Ms. Gigliola Bertoglio have irrevocably resigned from their office as members of the Board of Directors with effect as of the Acceptance Time (as defined in the Tender Offer Agreement), (ii) Dr. Bobby Sandage, Jr., and Mr. Marco Brughera have irrevocably resigned from their office as members of the Board of Directors with effect as of the first day after the effectiveness of the Acceptance Time Board Appointments (as defined in the Tender Offer Agreement), (iii) Mr. Giorgio Iacobone (Chairman of the Board of Statutory Auditors), Mr. Carlo Ciardiello and Mr. Augusto Belloni have irrevocably resigned from their office as effective members of the Board of Statutory Auditors with effect as of the date of the first shareholders’ meeting that will be held in order to appoint, among other things, the new members of the Board of Statutory Auditors, and (iv) Mr. Domenico Ferrari, and Mr. Oronzo Putignano have irrevocably resigned from their office as alternate members of the Board of Statutory Auditors with effect as of the date of the first shareholders’ meeting that will be held in order to appoint, among other things, the new members of the Board of Statutory Auditors.

In this respect, the Board of Directors submits to the attention of the Ordinary Shareholders’ Meeting the following proposals: (i) ratify any and all activities performed by all the directors and statutory auditors in connection with their respective office from the date of appointment until the date of this Ordinary Shareholders’ Meeting, except for cases of willful misconduct or gross negligence; (ii) approve and ratify, in particular, any and all acts and activities carried out by any of the directors pursuant to or in connection with the Tender Offer Agreement; (iii) authorize the Company to undertake any contractual obligations to hold harmless and indemnify each of the directors and statutory auditors against any costs, damages and reasonable expenses that they could suffer as a result of any action, suit or proceeding that could be brought against such directors and/or statutory auditors by reasons of their respective office, except for cases of willful misconduct or gross negligence; and (iv) fully and finally release all the directors and statutory auditors, by waiving the Company’s right to bring any action, suit or proceeding against the directors and statutory auditors by reasons of their respective office, except for the cases of willful misconduct or gross negligence.

2.	Appoint the new members of the Company’s corporate bodies to fill the vacancies created by the resigning members and any related and consequent resolutions.

The Board of Directors submits to the attention of the Ordinary Shareholders’ Meeting the proposal of setting the number of the members of the Board of Directors at five (5) and appointing each of the following individuals to serve as members of the Board of Directors for the term from this Ordinary Shareholders’ Meeting until the date of the Company’s Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2014 (the “2015 Annual General Shareholders’ Meeting”). The names and a short biography of each candidate to be appointed as a new member of the Board of Directors are provided below.

a.	Fintan Keegan

b.	Suzanne Sawochka Hooper

c.	Iain McGill

d.	Joyce Victoria Bigio

e.	Elmar Schnee

Fintan Keegan. Fintan Keegan was appointed Executive Vice President, Technical Operations of Jazz Pharmaceuticals plc in July 2012 and served as its Senior Vice President of Technical

Operations from the Azur Merger until July 2012. Prior to the Azur Merger, he was Senior Vice President and Chief Technical Officer of Azur Pharma from 2006 until the Azur Merger, where he was responsible for quality, regulatory, compliance, supply chain and development. Prior to his work with Azur Pharma, Mr. Keegan most recently served as Vice President of Quality and Regulatory for Elan Corporation, plc. He also held various positions with Wyeth Pharmaceuticals, Inc., Merck & Co., Inc. and at a clinical contract research organization. Mr. Keegan holds a B.Sc and a H. Dip in Pharmaceutical Manufacturing Technology from Trinity College Dublin and a M.Sc from the School of Chemistry, University of Bristol, in the United Kingdom. Mr. Keegan is a citizen of Ireland.

Suzanne Sawochka Hooper. Suzanne Sawochka Hooper was appointed Executive Vice President and General Counsel of Jazz Pharmaceuticals plc as of March 2012. From 1999 through early 2012, she was a partner in the law firm Cooley LLP. Ms. Hooper served for several years as a member of Cooley’s Management Committee and as Vice Chair of the firm’s Business Department. While at Cooley, Ms. Hooper practiced corporate and securities law, primarily with companies and investors in the life sciences industry. Ms. Hooper received a J.D. from the University of California, Berkeley, Boalt Hall School of Law and a B.A. in Political Science from the University of California, Santa Barbara. Ms. Hooper is a member of the State Bar of California. Ms. Hooper is a citizen of the United States of America.

Iain McGill. Iain McGill joined of Jazz Pharmaceuticals plc in June 2012. Immediately prior to joining Jazz Pharmaceuticals plc, Mr. McGill spent three years serving as Chief Commercial Officer at EUSA Pharma (Europe) Ltd. Mr. McGill began his pharmaceutical career in sales, and over the past 20 years has held positions of increasing responsibility in sales management, market research, marketing, business development and general management at Syntex, Roche, Novartis and Wyeth. He has lived and worked in the United Kingdom, Switzerland, Canada and the United States. Mr. McGill has a BSc in Biochemistry from the University of London. Mr. McGill is a citizen of Great Britain.

Joyce Victoria Bigio. Joyce Victoria Bigio has served as a director since May 2013. Ms. Bigio’s experience includes audit, management, governance, restructuring, reporting and consulting in a wide range of industry sectors. Ms. Bigio is the Managing Partner of International Accounting Solutions (IAS), an accounting services practice founded by Ms. Bigio in 2002, which specializes in financial reporting, accounting, bookkeeping, internal controls and strategic information system planning. Since April 4, 2012, Ms. Bigio has served as a member of the board of directors of Fiat S.p.A. She also currently serves on the board of directors of Simmel Difesa S.p.A., the Italian subsidiary of Chemring Plc, Europa Donna – Umberto Veronesi Foundation, and Faraone Business Advisory. From 1998 to 2002, Ms. Bigio served as CFO of Sotheby’s Italy. From 1995 to 1998, she was the general manager of American International Bakeries, a start-up company in the Italian bakery market. From 1989 to 1995, Ms. Bigio worked at Waste Management Group in London, first as head of European reporting, then in its European merger and acquisition department. From 1986 to 1989, she served as controller of Euromobiliare, an investment bank. Previously, Ms. Bigio spent 10 years at Arthur Andersen in the audit divisions in Washington, D.C. and Milan. Ms. Bigio has dual Italian-American citizenship and holds a degree in Economics and Commerce from the University of Virginia, with a major in Accounting.

Elmar Schnee. Elmar Schnee has served as a director since May 2012. Mr. Schnee has more than 20 years of experience in the international pharmaceutical industry, with specific expertise in strategic planning, business development and marketing acquired through various positions held at Merck, Fisons Pharmaceutical PLC, Sanofi-Synthélabo and UCB Pharma. Since 2011, Mr. Schnee has served as Executive Chairman of Cardiorentis Ltd., a biopharmaceutical company specializing in the development and commercialization of therapies for the treatment of acute heart failure (AHF). Previously, Mr. Schnee spent several years in the global pharmaceutical and chemical group at Merck KGaA. He joined Merck in 2003 as Managing Director of Merck Santé s.a.s. in Lyon, France. In January 2004, Mr. Schnee assumed responsibility for global operations of the ethical pharmaceuticals division of Merck KGaA, and in November 2005, Mr. Schnee was appointed as Deputy Member of the Executive Board responsible for the pharmaceuticals business sector. In 2006, he was appointed as Regular Member of the Executive Board and General Partner of Merck KGaA, with responsibility for pharmaceutical products oversight. Mr. Schnee holds a degree in Marketing Management from the Swiss Institute of Business Administration in Zurich.

The Board of Directors also recommends that the Ordinary Shareholders’ Meeting (i) appoint the following individuals to serve as effective and alternate members of the Board of Statutory Auditors for the term ending with the date of the Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2016, and (ii) approve an annual compensation equal to Euro 70,000.00 for the entire Board of Statutory Auditors.

Name	Position
Mia Pasini	Chairman
Luca La Pietra	Effective Member
Maurizio Pavia	Effective Member
Alberto Demarchi	Alternate Member
Giovanni Lurani Cernuschi	Alternate Member

In light of the above, the Board of Directors proposes that the Ordinary Shareholders’ Meeting approve the following resolutions:

At the Ordinary Shareholders’ Meeting of the Company, after having examined and approved the report of the Board of Directors, the shareholders and holders of ADSs of the Company

RESOLVED

To: (i) ratify any and all activities performed by the directors and statutory auditors in connection with their respective office from the date of appointment until the date of this Ordinary Shareholders’ Meeting, except for cases of willful misconduct or gross negligence, (ii) approve and ratify acts and activities carried out by any of the directors in connection with the Tender Offer Agreement entered into between the Company, Jazz Pharmaceuticals Public Limited Company and its wholly owned subsidiary Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) on December 19, 2013, (iii) authorize the Company to undertake any contractual obligations to hold harmless and indemnify each of the directors and statutory auditors against any costs, damages and reasonable expenses that they could suffer as a result of any action, suit or proceeding that could be brought against such directors and/or statutory auditors by reasons of their respective office, except for cases of willful misconduct or gross negligence, and (iv) fully and finally release all the directors and statutory auditors, by waiving the Company’s right to bring any action, suit or proceeding against the directors and statutory auditors by reasons of their respective office, except for the cases of willful misconduct or gross negligence.

To set the number of the members of the Board of Directors at five (5) and appoint the following individuals to serve as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2015 Annual Ordinary Shareholders’ Meeting:

a.	Fintan Keegan

b.	Suzanne Sawochka Hooper

c.	Iain McGill

d.	Joyce Victoria Bigio

e.	Elmar Schnee

To appoint the following individuals to serve as effective and alternate members of the Board of Statutory Auditors of the Company until the date of the Company’s Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2016 and approve (i) an annual compensation equal to Euro 70,000.00 for the entire Board of Statutory Auditors and (ii) the reimbursement of all reasonable costs and expenses incurred by the statutory auditors for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company and to any advisers that the board of statutory auditors needs to appoint for the fulfillment of its duties:

Name	Position
Mia Pasini	Chairman
Luca La Pietra	Effective Member
Maurizio Pavia	Effective Member
Alberto Demarchi	Alternate Member
Giovanni Lurani Cernuschi	Alternate Member

January 29, 2014